FIGS, Inc.

2834 Colorado Avenue,

Suite 100

Santa Monica, California 90404

Attention: Board of Directors

December 31, 2024

Dear Members of the Board of Directors:

Baron Capital Group, Inc. (together with its affiliated investment vehicles, "Baron," "we," or "our") is a long-term, growth investor which currently owns 30,837,759 shares of the Class A Common Stock of FIGS, Inc. ("FIGS" or the "Company"). We purchased those shares at an average price of $7.3662 per share. We believe, based on public filings, that this ownership, representing an approximately 18% equity interest in the Company, makes us FIGS’ largest shareholder. Accordingly, we are delivering this letter to the Board of Directors (the "Board") to detail our views on the contemplated “take-private” proposal received by the Company earlier in December 2024. We are not activist investors but have concluded that it is in the best interests of the FIGS business, employees, the community, customers and shareholders for us to make our views known.

Baron Capital is a $46 billion AUM family-owned investment management business. Baron Capital manages over 20 strategies, which include small-, SMID-, mid-, and large-cap U.S. growth strategies, focused growth strategies, international growth strategies, and sector strategies.  The firm has 45 analysts and portfolio managers and 211 employees. For more information about Baron Capital’s business and investment performance, please visit www.baroncapitalgroup.com and review the September 30, 2024 Baron Funds Quarterly Report – Letter from Ron and the Firm’s Top 30 Holdings performance table.

Baron has been researching FIGS since the Company's initial public offering on May 27, 2021. We have confidence in the operating strategy that FIGS management is executing and believe that, with its existing liquidity and build/financing flexibility, FIGS does not need, and should not, pursue strategic alternatives.

Baron is knowledgeable about FIGS' healthcare uniforms DTC distribution business, management team and prospects, including TEAMS, retail stores, international, products and potentially other professional uniforms businesses.  We are also aware of the cyclically below normal post-COVID healthcare professional purchases of uniforms. Based on our research, we are confident that FIGS can create significant shareholder value as a standalone public entity and that prospects for the unique FIGS' business over the next ten years are favorable.  Accordingly, we are strongly opposed to the proposed "going private" or "leveraged buyout" involving FIGS.

Baron believes that the current proposal or any other similar proposal is adverse not only to the interests of Baron investors but also, in our opinion, adverse to the interests of all of the following: (A) FIGS' business; (B) FIGS' employees; (C) the healthcare community that FIGS serves and (D) FIGS shareholders.

We believe that each stakeholder in FIGS and the FIGS business generally will be adversely affected by a going private transaction.

•	FIGS has a strong balance sheet with approximately $250 million of cash and no debt. A "going private" transaction would leverage the FIGS business, significantly constraining the Company’s growth opportunities. As a highly leveraged private business, FIGS would have a significantly higher cost of capital and would be a less attractive partner to its supply chain.

•	As a highly leveraged business with less growth potential, FIGS would also be a less attractive place for employees to spend their careers. Baron believes in "investing in people." It would be a shame if FIGS were no longer able to attract exceptional employees as they have historically.

•	Finally, as a highly leveraged business, FIGS would need to improve its short-term profitability. We expect that this would be done at the expense of FIGS' product quality, which is presently an important competitive advantage.

We have invested in the FIGS executive management team who we think are likely to build a significantly larger business over the next ten years.  It is our hope and expectation that Baron will remain an important shareholder in FIGS for far longer than the next ten years.  Despite our intent to remain an important, long-term investor, Baron has no interest in obtaining Board representation or participating in the day-to-day management of the Company.

We believe it is in the best interests of FIGS and all of its stakeholders for FIGS to remain a publicly traded company with a properly incentivized management team. We believe that the Company and its stakeholders will benefit greatly if the FIGS entrepreneurial management team is provided with what we regard as appropriate equity ownership incentives. We would be supportive of increased equity ownership awards to senior management if revenues, EBITDA and market cap substantially increase by 2035.

FIGS leadership has worked extremely hard since the Company’s founding to build this terrific business and we urge the Board and its advisors to reject any going-private offers received by the Company.

Sincerely,

/s/ Ron Baron

Ron Baron

Chairman and Chief Executive Officer

Baron Capital Group, Inc.